Exhibit 99.1

China Direct Industries to Change Corporate Name to CD International Enterprises

New Corporate Name Reflects Corporate Focus on Global Expansion of Its Operations

Deerfield Beach, Fla., January 23, 2012 – China Direct Industries, Inc. (NASDAQ: CDII), a U.S. based company that produces, sources, and distributes industrial commodities in China and the Americas and provides cross border corporate advisory services announced today that the Company’s board of directors has approved a change of the Company’s name to CD International Enterprises, Inc., subject to approval of its shareholders at the Company’s special  shareholder meeting which is expected to take place in February 2012. There is no change planned to the Company’s NASDAQ trading symbol which will remain CDII.

Management believes the new corporate name reflects our new business direction to build our company into a truly global organization in 2012 and beyond as we look to grow our sourcing, processing, and distribution business in Mexico and South America. In addition, management intends to actively explore additional opportunities to further diversify its revenue geographically.

In a letter to shareholders, Dr. James Wang, CEO and Chairman of China Direct Industries, Inc., stated the following:

Dear Fellow Shareholders:

As we begin this New Year, I would like to thank each and every shareholder for your continued support and to extend our best wishes to you for a very happy and prosperous 2012. Over the course of this past year our company has achieved a great deal that will help us set the stage for future growth in fiscal 2012 and beyond.  We have built a solid foundation for our company to enable us to move forward with our transformation into a truly global organization.  In an effort to reflect this exciting global focus for our future, our board of directors has approved changing our corporate name to CD International Enterprises which we will adopt effective January 23, 2012.  Our whole team is dedicated to our global effort and we intend to work diligently to make our company a vibrant and growing organization with a geographically diversified revenue base for the benefit of our shareholders.

As we move forward into our exciting future I think it is important to look back at the steps we have taken over the past two fiscal years as well as our future plans to position our company for this exciting new chapter in our corporate history.

In our Magnesium Segment:

1.
We have reached the late stage of our planned magnesium consolidation through the acquisition of Taiyuan Ruiming Yiwei Magnesium Co., Ltd., the acquisition of the non-controlling interest in Shanxi Gu County Golden Magnesium Co., Ltd. (“Golden Magnesium”), as well as our proposed acquisitions of Golden Trust Magnesium Industry Co., Ltd. and 80% of Lingshi Xinghai Magnesium Industry Co., Ltd.  If we complete our proposed acquisitions, we stand to become the largest producer of magnesium in the world with approximately annual production capacity of 100,000 metric tons.  We believe our magnesium business will be the main driver of future growth in both revenue and earnings as magnesium demand is forecasted to reach new levels in fiscal years 2013 and 2014.

2.
We successfully completed the implementation of our new UFIDA NC Enterprise Resource Planning (ERP) financial accounting software system at our Golden Magnesium facility.  We expect to continue the implementation of the ERP system in our remaining magnesium subsidiaries during fiscal 2012. Full implementation and utilization of the ERP system will help management improve corporate forecasting, overall accounting practices, and financial transparency as we grow our operations in the coming years.

3.
We also plan to consolidate our raw material purchasing, sales, accounting, marketing and human resources in order to streamline our magnesium operations. We believe that the cost synergies and economies of scale will help to reduce our production costs and improve our magnesium operating margin.  Our directors, Mr. Huang and Mr. Kung, will lead this effort.

In our Basic Materials Segment:

1.
Our first step in the geographic diversification of our business began with the development of our international commodities sourcing and processing business.  In fiscal 2011, we completed the delivery of two shipments of iron ore sourced from Mexico. Additionally, we set up operations in Bolivia and Chile in an effort to establish a continuous source of iron ore.

2.
We expect to ship a total of about 100,000 tons from these three locations in the second quarter of fiscal year 2012.  We believe we have the ability to ramp these operations to an average shipping run rate of approximately 100,000 tons per month in the second half of 2012 and reach a rate of 200,000 tons per month in 2013.

3.
We are exploring additional sourcing opportunities in Peru for fiscal 2013 to further fuel our growth in this business as we work towards our goal of delivering six million tons of iron ore annually out of this region by 2015.

4.
We also intend to establish other geographically diverse revenue streams in this segment and are currently evaluating a potential opportunity in North America for the sourcing, processing, and distribution of scrap metal and steel.

In our Consulting Segment:

1.
Over the course of fiscal 2011 we helped complete two transactions for our consulting clients and increased the number of clients for which we provide ongoing advisory services.  We assisted one of our advisory services clients, Sunwin International Neutraceuticals, Inc., with establishing a distribution arrangement with Domino Foods for its all-natural low calorie sweetener and we are also working with other opportunities to help them establish sales and business relationships in North America.

2.
In addition, we launched the ‘China Value Program’ in order to expand our scope of services to China-based U.S. listed public companies. This program is tailored to assist these companies in navigating through the current market challenges for Chinese companies.

3.
Through our marketing efforts we expect to continue to expand our client base in fiscal 2012.  We believe this will lead to the addition of several new clients in this fiscal year with at least two of these new clients leading to transactional related assistance. We intend to reach a total of ten ongoing services clients by the end of this fiscal year.

In order to support the growth and diversification of our various businesses we have named Hernan Grant Welch to the position of Executive Vice President and Chief Financial Officer.  Mr. Welch has garnered over 30 years of international finance experience in working for both public companies and major auditing firms. His experience will be instrumental in helping us manage the financial aspects of our international expansion. We have also doubled the size of our corporate headquarters to 13,000 square feet. We plan to use the expanded space for additional management and marketing operations for our international commodities distribution business, our consulting services operations, and administration and sales for our magnesium operations.

As we move forward with our expansion plans, we also intend to intensify our own public relations efforts.  We will look to take every opportunity and make every effort to raise the profile of our company with the business and investor community as we deliver on our business goals in an effort to increase our corporate visibility value and unlock the true value of what we are building here at our company.  We expect the implementation of this growth plan in the coming years to enable us to emerge as a diversified and profitable company that generates sustainable cash flow to fuel our growth for years to come.

In closing, I would like to emphasize that each and every member of our organization is committed to our growth plan and we are excited to enter into this New Year with our experienced management team, streamlined operations and strong business relationships in the U.S., China and South America.  We intend to dutifully implement our focused plan for our company as we seek to achieve substantial growth in revenues and earnings while carefully controlling the cost of operations. As always, we thank you for your support and look forward to maximizing the value of our company for you, our shareholders, in the years to come.  We look forward to your continuing support as we make this journey together.

Sincerely,

James Wang, Ph.D.

Chairman of the Board

About CD International Enterprises

China Direct Industries, Inc. d/b/a CD International Enterprises (NASDAQ: CDII), is a U.S. based company that produces, sources, and distributes industrial commodities in China and the Americas and provides business and financial consulting services.  Headquartered in Deerfield Beach, Florida with corporate offices in Shanghai, CD International Enterprises’ unique infrastructure provides a platform to expand business opportunities globally while effectively and efficiently accessing the U.S. capital markets. For more information about CD International Enterprises, please visit http://www.cdii.net.

DISCLOSURE NOTICE:

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, China Direct Industries, Inc., is hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as defined in such act). Any statements that are not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, indicated through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “believes” and “projects”) may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. These statements include, but are not limited to, our expectations concerning our expected growth, cost synergies, iron ore sales and future acquisitions of scrap metal operations, completion of our proposed acquisitions and implementation of our ERP system and efforts to import magnesium into the U.S.

We caution that the factors described herein could cause actual results to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. This press release is qualified in its entirety by the cautionary statements and risk factor disclosure contained in our Securities and Exchange Commission filings, including our Report on Form 10-K for the fiscal year ended September 30, 2011.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with our proposed acquisitions Golden Trust Magnesium and Lingshi Magnesium and the change of our corporate name discussed in this press release, we will be filing a proxy statement and relevant documents concerning the transactions with the Securities and Exchange Commission (“SEC”).  SECURITY HOLDERS OF OUR COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting our Investor Relations Department, 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441 (Telephone: (954) 363-7333).  In addition, documents we filed with the SEC are available free of charge at the SEC’s web site at http://www.sec.gov and at our website www.cdii.net under “Investor Relations - SEC Filings.”

Our company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions Golden Trust Magnesium and Lingshi Magnesium and the change of our corporate name.  Information regarding our directors and executive officers is available in our Annual Report on Form 10-K for the year ended September 30, 2011, which was filed with the SEC on December 23, 2011 and the proxy statement and other relevant materials filed with the SEC in connection with these matters.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.  Each of these documents is, or will be, available free of charge at the SEC’s web site at http://www.sec.gov and from our Investor Relations Department, 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441 (Telephone: (954) 363-7333).

Contact Information:

China Direct Industries, Inc.
Richard Galterio or Lillian Wong
Investor Relations
Phone: 1-877-China-57
Email: richard.galterio@cdii.net
lillian.wong@cdii.net